Exhibit 99.1

“Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering”

Autonomous City of Buenos Aires

May 29, 2012

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are writing in order to inform you that on May 28, 2012, Banco de Galicia y Buenos Aires S.A. was notified of the Supreme Court’s decision in the case “Banco Europeo para América Latina S.A. c/ Banco de Galicia y Buenos Aires S.A. s/ proceso de conocimiento”, in which the Supreme Court discussed the implementation of Decree 992/2002 over three foreign currency futures contracts which matured in February 2002.

The Supreme Court, which overruled the previous decision of the lower court, declared Decree 992/2002 unconstitutional and ordered the case to be transferred to such lower court for settlement.

It is estimated that the outcome of this litigation will have no impact on shareholders’ equity.

Yours faithfully,

Patricia M. Lastiry

Attorney-in-law

Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.